                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 ------------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2000
                          ------------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from _________ to __________

                         Commission file number 1-5517

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                  Scientific-Atlanta Inc. Voluntary Employee Retirement and Investment Plan and Trust

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                  Scientific-Atlanta, Inc.
                  5030 Sugarloaf Parkway
                  Lawrenceville, Georgia 30044

                             REQUIRED INFORMATION


Scientific-Atlanta, Inc.
Voluntary Employee Retirement
and Investment Plan and Trust


Financial Statements and Schedule
as of December 31, 2000 and 1999
Together With Auditors' Report

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                       FINANCIAL STATEMENTS AND SCHEDULE

                          DECEMBER 31, 2000 AND 1999




                               TABLE OF CONTENTS
                                                                                       Page
                                                                                       ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS............................................     4


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 2000 and
     1999...........................................................................     5

     Statement of Changes in Net Assets Available for Plan Benefits for the Year
     Ended December 31, 2000........................................................     6


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE..........................................     7


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i - Schedule of Assets (Held at End of
                 Year)-- December 31, 2000..........................................    12



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Scientific-Atlanta, Inc.
Voluntary Employee Retirement and
Investment Plan and Trust:


We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Atlanta, Georgia
June 8, 2001

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 2000 AND 1999




                                                  2000                1999
                                              --------------     --------------

INVESTMENTS, AT FAIR VALUE                     $265,710,883       $268,162,042

ACCRUED INCOME                                    2,090,501          1,696,079
                                              --------------     --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $267,801,384       $269,858,121
                                              ==============     ==============


       The accompanying notes are an integral part of these statements.

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 2000


ADDITIONS:
    Investment income:
       Net appreciation in fair value of investments              $  2,008,130
       Dividends and interest                                       10,391,782
                                                                 --------------
                                                                    12,399,912
                                                                 --------------
    Contributions:
       Participant                                                  12,941,436
       Employer                                                      7,011,354
       Roll-over deposits                                            3,159,170
                                                                 --------------
                                                                    23,111,960
                                                                 --------------
              Total additions                                       35,511,872
                                                                 --------------
DEDUCTIONS:
    Benefits paid to participants or beneficiaries                 (37,258,383)
    Administrative expenses                                            (98,126)
    Other                                                             (212,100)
                                                                 --------------
              Total deductions                                     (37,568,609)
                                                                 --------------
NET DECREASE                                                        (2,056,737)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                              269,858,121
                                                                 --------------
    End of year                                                   $267,801,384
                                                                 ==============

        The accompanying notes are an integral part of this statement.

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                          DECEMBER 31, 2000 AND 1999



1.   PLAN DESCRIPTION

     The following description of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

     General

     The Plan is a defined contribution plan established by Scientific-Atlanta, Inc. (the "Company"). The Plan's assets are held by Fidelity Management Trust Company (the "Trustee"). Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

     Eligibility

     All employees of the Company are eligible to participate in the Plan if they are at least 18 years of age, except that the following individuals shall not be eligible to participate: (i) persons, including employees, whom the Company classifies as contingent, temporary, or co-op workers because the Company employs them through a third-party company; (ii) any person rendering services to the Company purportedly as (1) an independent contractor or (2) an employee of a company providing services to the Company (even if the individual is determined to be a common-law employee of the Company entitled to credit for vesting or any other purposes under this Plan) before the date the Company actually begins to withhold federal income taxes from his/her pay, (iii) persons to whom the Company did not extend the opportunity of participating in this Plan and who agreed orally or in writing to such nonparticipant status; (iv) employees whose terms and conditions of employment are governed by a collective bargaining agreement which does not provide for their participation in the Plan and with respect to whom retirement benefits were the subject of good faith bargaining; (v) persons deemed to be employees under Code Section 4.14(o); (vi) persons classified as leased employees; (vii) employees of Scientific-Atlanta Canada, Inc. who perform substantially all of their services for the Company outside the United States; and (vii) nonresident aliens within the meaning of Code Section 7701(b)(1)(B). Eligibility for participation begins immediately upon employment, provided the individual meets the age requirement set forth above and does not fall into any of the categories of persons who are excluded from eligibility to participate by the terms of the Plan.

Contributions and Vesting

Participants may elect to contribute up to 15% of their eligible compensation, as defined by the Plan, subject to limitations imposed by the Internal Revenue Code ("IRC"). Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations of income are based on participant account balances, as defined by the Plan.

The Company matches 100% of the participant's contribution up to 3% of his/her annual compensation plus 50% of the participant's contribution between 3% and 6% of the participant's annual compensation. The Company's matching contributions are in the form of company common stock and are made at the end of each quarter. The Company also makes an additional matching contribution after the end of each plan year for the amount of quarterly matching contributions which would have been made to the Plan if the participant's contributions had not ceased due to the imposed IRC limits. The total company matching contributions for a participant will not be greater than 4.5% of the limit on annual compensation imposed by IRC limits. Vesting is immediate for both the participant's contribution and the Company's matching contribution. Participants may redirect company matches to any investment option offered by the Plan as soon as the contribution is credited to his/her account.

The Company may also elect to make discretionary profit-sharing contributions, which shall be determined annually by the Company. A participant is eligible for the discretionary contributions if he/she is an active employee of the Company on the last day of the plan year and has completed a year of service for such plan year. A participant's allocable share of the discretionary contribution is based on the ratio of his/her annual compensation to the annual compensation for all eligible participants for the plan year. Discretionary profit sharing contributions vest 20% after the completion of three years of service and 20% each year thereafter. The Company did not elect to make a discretionary contribution for the year ended December 31, 2000.

Investment Funds

The following investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant-directed. Participants may change their investment elections daily with the exception of the Fidelity Scientific-Atlanta Common Stock Fund, in which participants may only change their investment elections once each calendar month. The prospectus of each fund has specific guidelines and limitations as to the type of securities eligible for investment.

         Fidelity Retirement Money Market Fund. This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

         Fidelity Intermediate Bond Fund. This is a fixed income fund invested in U.S. Treasury bonds or other government bonds and corporate bonds with a fixed interest rate.

         Fidelity Equity Income Fund. This is a fund containing a variety of corporate securities with more investment risk than the Bond Fund and Money Market Fund and with the objective of both current income and capital appreciation.

         Fidelity Spartan U.S. Equity Index Fund. This is a fund that invests primarily in the common stocks of the 500 companies included in the Standard & Poor's 500 Index. The objective is for both current income and long-term capital appreciation.

         Fidelity Magellan Fund. This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser-known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

         Fidelity Puritan Fund. This fund invests in a broad list of high-yielding securities among a variety of companies and industries. The fund's objective is to obtain as much income as possible, consistent with the preservation of capital.

         Fidelity Low-Priced Stock Fund. This fund seeks long-term capital appreciation and invests mainly in equity securities that are considered by the fund's management to be low-priced at the time of purchase.

         Fidelity Scientific-Atlanta Common Stock Fund. This fund is invested primarily in the Company's common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other investment options. Investments in this fund are assigned units of participation.

         Founders Growth Fund. This fund invests in the common stock of well-established, high-quality growth companies, both domestic and abroad. The fund's objective is to increase its investment over the long term through capital growth.

         Templeton Foreign Fund I. This fund invests primarily in the common stock of companies in developed and developing foreign countries. The fund's objective is capital appreciation and growth; however, foreign investments involve greater risks, causing share price and return to vary.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Distribution of Benefits

Upon discontinuation of service due to termination, death, or disability, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum cash distribution.

Participant Loans

A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. The loan must be repaid within five years or up to ten years for the purchase of a primary residence. Repayment of principal and payment of interest will be effected through payroll withholding.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries, and they act as the plan administrator. No such officer or employee receives compensation from the Plan. Administrative expenses, such as trustee fees, are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Reclassification

     Prior year amounts have been reclassified to conform to current year presentation.

     Investment Valuation

     Investments are stated at market value, based on quoted market prices, in the accompanying statements of net assets available for plan benefits.

     Net realized gains (losses) and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. The following table summarizes the net appreciation (depreciation) from investments as of December 31, 2000:

                 Scientific-Atlanta, Inc. common stock         $18,344,855
                 Mutual funds                                  (16,336,725)
                                                              --------------
                                                               $ 2,008,130
                                                              ==============


3.   INVESTMENTS

     The following table presents the fair values of investments that represent 5% or more of the Plan's total investments as of December 31, 2000 and 1999:

                                                              2000              1999
                                                         --------------     -------------
        Fidelity Retirement Money Market Fund             $ 28,014,684       $32,062,405
        Fidelity Equity Income Fund                         23,841,161        30,412,786
        Fidelity Spartan U.S. Equity Index Fund             24,271,201        33,157,885
        Fidelity Magellan Fund                              46,604,996        57,409,042
        Fidelity Scientific-Atlanta Common Stock Fund      106,445,795        79,477,522
        Fidelity Low-Priced Stock Fund                             N/A         5,952,640


4.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 2001 that the Plan was designed in accordance with applicable sections of the IRC. The Plan was amended and restated as of May 18, 2001, to incorporate some technical revisions requested by the Internal Revenue Service in connection with granting this determination letter. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


5.   SUBSEQUENT EVENT

     Effective January 1, 2001, the Company adopted an amendment to provide for profit-sharing contributions for certain employees employed at January 1 of a plan year and taking at least 80 hours of vacation for the preceding plan year.

                                                                      SCHEDULE I

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


         SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2000


           Identity of Issuer                         Investment Description                            Cost          Current Value
---------------------------------------  ----------------------------------------------------------    ------       ----------------

*    FIDELITY INVESTMENTS                 Retirement Money Market Fund, 28,014,684 shares               (a)           $  28,014,684
                                          Intermediate Bond Fund, 900,532 shares                        (a)               9,041,345
                                          Equity Income Fund, 446,213 shares                            (a)              23,841,161
                                          Spartan U.S. Equity Index Fund, 518,505 shares                (a)              24,271,201
                                          Magellan Fund, 390,654 shares                                 (a)              46,604,996
                                          Puritan Fund, 184,270 shares                                  (a)               3,469,795
                                          Low-Priced Stock Fund, 261,825 shares                         (a)               6,053,384
                                          Scientific-Atlanta Common Stock Fund, 2,944,369 shares        (a)             106,445,795

     FOUNDERS MANAGEMENT                  Founders Growth Fund, 653,067 shares                          (a)               9,162,533

     FRANKLIN TEMPLETON                   Templeton Foreign Fund I, 374,731 shares                      (a)               3,874,718

*    VARIOUS PLAN PARTICIPANTS            Participant loans (interest rate at 9.25%)                                      4,931,271
                                                                                                                    ----------------

                                                      Total investments                                                $265,710,883
                                                                                                                    ================



                        *Indicates a party in interest.

                           (a) Participant-directed.

         The accompanying notes are an integral part of this schedule.

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                                  SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Scientific-Atlanta, Inc. Voluntary Employee
                                   Retirement and Investment Plan and Trust

                                   By:  Scientific-Atlanta, Inc.
                                   Employee Benefit Committee



                                   By:  /s/ Brian C. Koenig
                                      -----------------------------------------
                                   Name:    Brian C. Koenig
                                   Title:   Senior Vice President, Human
                                            Resources
Date:  June 22, 2001

                                 Exhibit Index

Exhibit No.      Description
-----------      -----------
23               Consent of Arthur Andersen LLP

                                       14